EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at March 31,	As at December 31,
	2015	2014
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$92,802	$90,223
Term deposits with banks	6,676	4,285
Financial assets, available-for-sale	4,155	3,952
Accounts receivables, net	1,868	2,269
Receivables from sales representatives	13,568	7,900
Inventories	180	154
Prepaid expenses and other current assets	25,597	17,027
	144,846	125,810
Non-current assets
Property and equipment	62,316	63,519
Investment properties	85,091	85,546
Intangible assets	36,750	37,732
Long term investment	100	100
Deferred income tax assets	253	196
Other non-current assets	1,611	1,108
	186,121	188,201
Total assets	$330,967	$314,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$9,373	$9,418
Deferred income and customer prepayments	108,713	84,869
Accrued liabilities	16,262	19,100
Income tax liabilities	784	3,848
	135,132	117,235
Non-current liabilities
Accounts payable	290	889
Deferred income and customer prepayments	6,116	3,971
Deferred income tax liabilities	6,583	6,842
	12,989	11,702
Total liabilities	148,121	128,937

Equity attributable to Company’s shareholders
Common shares	532	529
Treasury shares	(200,089)	(200,089)
Other reserves	161,676	161,242
Retained earnings	207,797	209,924
Total Company shareholders’ equity	169,916	171,606
Non-controlling interests	12,930	13,468
Total equity	$182,846	$185,074
Total liabilities and equity	$330,967	$314,011

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended March 31,
	2015	2014
	(Unaudited)	(Unaudited)
Revenue
Online and other media services (Note 1)	$20,054	$23,842
Exhibitions	260	8,860
Miscellaneous	1,889	1,768
	22,203	34,470
Operating Expenses:
Sales (Note 2)	6,456	9,046
Event production	98	1,804
Community and content (Note 2)	4,562	5,443
General and administrative (Note 2 & 3)	11,002	14,128
Information and technology (Note 2)	3,297	3,191
Total Operating Expenses	25,415	33,612
Profit / (loss) from Operations	(3,212)	858
Interest income	312	417
Gain on sale of available-for-sale securities	188	10
Interest expenses	(46)	(47)
Profit / (loss) before income taxes	(2,758)	1,238
Income tax credit / (expense)	171	(355)
Net profit / (loss)	$(2,587)	$883
Net (profit) / loss attributable to non-controlling interests	460	(738)
Net profit / (loss) attributable to the Company’s shareholders	$(2,127)	$145
Basic net profit / (loss) per share attributable to the Company’s shareholders	$(0.07)	*
Shares used in basic net profit / (loss) per share calculations	30,095,203	34,688,355
Diluted net profit / (loss) per share attributable to the Company’s shareholders	$(0.07)	*
Shares used in diluted net profit /(loss) per share calculations	31,361,130	36,174,507

* Basic and diluted net profit per share attributable to the Company’s shareholders is less than $0.01

Note:	1.	Online and other media services consists of:

	Three months ended March 31,
	2015	2014
	(Unaudited)	(Unaudited)
Online services	$17,917	$21,252
Print services	2,137	2,590
	$20,054	$23,842

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Note:	2.	Non-cash compensation expenses associated with the several equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended March 31,
	2015	2014
	(Unaudited)	(Unaudited)
Sales	$37	$7
Community and content	10	(59)
General and administrative	364	183
Information and technology	77	70
	$488	$201

Note:	3.	General and administrative expenses consist of:

	Three months ended March 31,
	2015	2014
	(Unaudited)	(Unaudited)

General and administrative expenses before amortization of intangible assets and foreign exchange losses	$9,412	$9,026
Amortization of intangible assets	1,273	3,461
Foreign exchange losses	317	1,641
	$11,002	$14,128